Exhibit 99.3

AMTD IDEA, AMTD Digital, and TGE Announce Long Term Commitment from All Executive Directors and Core Management of Key Operations and Subsidiaries

PARIS, NEW YORK and SINGAPORE, Aug 20, 2025 /PRNewswire/ -- AMTD IDEA Group (“AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group Inc.(“AMTD Group”), AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA Group, and The Generation Essentials Group (“TGE”) (NYSE: TGE), a controlled and consolidated subsidiary of AMTD Digital, jointly announced that all executive directors and core management of key operations and subsidiaries have entered into voluntary lock-up agreements in respect of all of their holdings in AMTD IDEA Group, AMTD Digital and TGE, signaling a powerful vote of confidence in the long-term strategy and growth potential of the AMTD listed entities.

Specifically, all executive officers and management of key operations and subsidiaries have undertaken not to sell any equity securities they own in AMTD IDEA, AMTD Digital and TGE in the open market for 2 years commencing on the date of this press releases. This extends the existing lock-up commitments from the executive officers of AMTD IDEA and AMTD Digital in respect of their equity securities in AMTD IDEA and AMTD Digital to include also the core management team as well as TGE.

As previously announced, AMTD Group, AMTD IDEA Group and AMTD Digital have also committed to a lock up in respect of their equity securities in TGE for a period of 3 years from June 3, 2025, the date TGE consummated its business combination with Black Spade Acquisition II Co.

About AMTD Group Inc.

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: tge@amtd.world